EXHIBIT 99.2

PRESS RELEASE

Banro Comments on issues in Goma, DRC

Toronto, Canada – November 21, 2012 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") makes a brief comment on the security issues in the NE Democratic Republic of the Congo.

The M-23, who are former members of the DRC military based in North Kivu, and who rebelled from the Congolese army in March 2012, have marched on the city of Goma in order to draw attention to their concerns with their grievances and secure discussions with the DRC government. Their presence in Goma, which is the capital of North Kivu, has clearly raised the stakes for government to engage with them peacefully in order to resolve their disquiet, which we understand is largely about conditions and pay. At this time there are talks at taking place at heads of government level between the countries making up the Great Lakes Conference, which include the DRC President.

Banro's operations are located some 200 kilometres southwest of Goma and have not been affected by this disruption in any manner; however the media attention has clearly created concern amongst investors and impacted negatively on the share price. Banro has a number of alternative supply routes should the current borders be affected, which is not the case at present.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Simon Village, CEO & President
Tel: +1 416 366-2221

Naomi Nemeth, Investor Relations
Tel: +1 (416) 366-9189 or +1-800-714-7938 Ext. 2802
E: info@banro.com